**BENETTON AND TECNICA FINALISE THE AGREEMENT FOR THE DIVESTITURE OF ROLLERBLADE**

Ponzano, 5 March 2003. Benetton Group has signed a preliminary binding agreement for the divestiture of its Rollerblade business to Prime Newco, a company of the Tecnica Group, recent acquirer of the Nordica business.

The agreement is part of Benetton's strategy aiming at focusing its activities on its core clothing business. In line with this strategy, Benetton Group is presently considering manifestations of interest for its Prince brand.

UNITED COLORS
OF BENETTON.

The consideration for the sole Rollerblade brand will be Euro 20 million, payable at closing, expected to take place on May 31$^{st}$, 2003. At closing, Benetton will also transfer other elements pertaining Rollerblade, that will be subject to a separate evaluation, as well as the whole stake owned in Benetton Sportsystem Schweiz.

Benetton will also receive, in return for the divestiture of Rollerblade's know-how, 1.5% of the revenues generated by the Rollerblade business for the next 5 years, for a total consideration that will be, at least, Euro 5 million.

Rollerblade is expected to achieve strong profitability improvement in 2002. EBITDA is expected to improve remarkably from negative Euro 16.4 million in 2001 to negative Euro 1 million in 2002. Rollerblade is expected to generate Euro 66.0 million in revenues in 2002, selling 1.4 million skates.

For further information, please contact: +39 0422 519036

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